
SEC MAIL PROCESSING
RECEIVED
AUG 26 2005
WASH, D.C.
209
SECTION



SECURI 05043228 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thurston, Springer, Miller, Herd & Titak, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Keystone Crossing, Suite 740
(No. and Street)

Indianapolis, (City) IN (State) 46240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lynette Herd (317) 581-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/1/05

OATH OR AFFIRMATION

I, Lynette Herd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thurston, Springer, Miller, Herd & Titak, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Lynette Herd
Signature

Secretary-Treasurer
Title

Brenda J. Horan
Notary Public comm exp 10-6-11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2005
WASH., D.C.
209
SECTION

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thurston, Springer, Miller, Herd & Titak, Inc.

We have audited the accompanying statement of financial condition of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 25, 2005

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

Cash and cash equivalents	$ 205,174
Receivable from broker/dealers	116,302
Concessions and fees receivable	186,190
Securities owned, at market or fair value	101,577
Investment in limited liability company	32,980
Receivable from officer	43,000
Auto, office furniture and equipment (net of accumulated depreciation of $176,081)	60,094
Other assets	17,013
TOTAL ASSETS	$ 762,330

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 164,418
401(k) plan contribution payable	84,592
Other liabilities	1,223
Total Liabilities	$ 250,233
SHAREHOLDERS' EQUITY	
Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and 999 shares outstanding	$ 25,000
Additional paid-in capital	68,048
Retained earnings	419,154
Less 1 share of treasury stock, at cost	(105)
Total Shareholders' Equity	$ 512,097
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 762,330

The accompanying notes are an integral part of this financial statement.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Indiana on September 12, 1980. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of auto, office furniture and equipment is provided using the straight-line method over five and seven year periods.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2005 the Company's net capital and required net capital were $282,034 and $100,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 89%.

NOTE 3 - SECURITIES OWNED

Securities owned consist of equity securities with a market value of $100,654 and securities registered under the Investment Company Act of 1940 with a market value of $923.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a seller (writer) of options, the customer receives a premium in exchange for giving the counter-party the right to buy or sell the underlying security at a future date at a contracted price. Should the market value of the underlying security move in favor of the option holder (owner), the loss of the option seller (writer) would be equal to the difference between the price per unit contracted for in the option agreement and the market value of the underlying security.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (*Continued*)

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate securities transactions, including the aforementioned transactions, in January, 2003, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer). The original term of the agreement is three years and is automatically renewed for one year terms unless cancelled by either party. Under the terms of the agreement the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's expos-

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (*Continued*)

ure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. Securities and Exchange Commission, Federal Reserve Board and Company imposed rules are implemented to minimize this risk.

Under terms of the agreement the Company is required to maintain a $25,000 deposit with the Clearing Broker/dealer. In addition, the Company is restricted from entering into another agreement for similar services. Termination fees are also required to be paid to the Clearing Broker/dealer if the Company terminates this agreement in the first five years of the term(s).

NOTE 5 - OTHER COMMITMENTS

Operating Leases - The Company has entered into agreements to lease office space in three locations with one agreement expiring on January 31, 2008 and another expiring on January 31, 2007. The third lease is on a month to month basis. The Company has also entered into leases for communication services which include three and four year terms beginning December, 2004 and July, 2003 respectively. The following is a schedule of the future minimum lease payments pursuant to these agreements.

Year Ended June 30,	Total	Office Leases	Communication Services
2006	$ 141,065	$ 72,517	$ 68,548
2007	130,413	61,865	68,548
2008	36,523	27,389	9,134
Total	$ 308,001	$ 161,771	$ 146,230

Rent expense for the year ended June 30, 2005 was $94,882.

NOTE 6 - 401(k) PLAN

During September, 1993 the Company adopted a deferred compensation plan commonly referred to as a 401(k) Plan. Employees become eligible on the plan entry date following the date they have completed 1,000 hours of service in a one year period and attain age 21. They may also become eligible on the first day of the month following the month they have completed 160 hours of service and attain age 21. The Company may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. In July, 1996 the Company also adopted a money purchase pension plan. Effective June 30, 2002 this plan was merged with the aforementioned 401(k) plan. Company matching contributions and profit sharing contributions to the plan for the year ended June 30, 2005 totaled $111,301 and are included in compensation and related benefits on the statement of income.

NOTE 7 - PURCHASES OF COMPANY STOCK

Provisions are contained in the Company's articles of incorporation giving the Company, or a shareholder designated by the Company, the right to purchase Company stock from any shareholder desiring to sell any or all of their stock. The provisions also require the Company, or a shareholder designated by the Company, to purchase a shareholder's stock under certain other specified conditions. These conditions include, but are not limited to: circumstances in which the Company's board of directors determines that the purchase would be in the best interest of the Company; the death of a shareholder; or the termination of a shareholder. The articles of incorporation also specify the amount to be paid by the Company for its stock when the aforementioned conditions arise, which is, in most instances, the net book value of the Company's stock.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2005

NOTE 8 - RELATED PARTY INFORMATION

In July, 2004 the Company purchased a 32 1/3% interest in T-SHMT, LLC. The Company has an option to buy the remaining 67 2/3% interest in T-SHMT, LLC over the next year. This option agreement is not in writing.

The Company is required to pay all housing, maintenance and insurance costs associated with an aircraft owned by T-SHMT, LLC. Total payments to satisfy this requirement were $11,368.